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                     March 2, 2022

       Dino Micacchi
       Chief Financial Officer
       Joshua Gold Resources Inc.
       1033 Pattullo Avenue
       Woodstock, Ontario
       Canada N4V IC8

                                                        Re: Joshua Gold
Resources, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December, 31 2020
                                                            File No. 000-53809

       Dear Mr. Micacchi:

               We issued comments to you on the above captioned filing on January 31, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by March 16, 2022.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Energy & Transportation